SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Westinghouse Solar, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

009720103

(CUSIP Number)

Gerry McGowan
CBD Energy Limited
Suite 2 - Level 2, 53 Cross Street Double Bay
Sydney, NSW 2028
+61 2 9363 9910

With a copy to:

Yvan-Claude Pierre, Esq.
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No:                     009720103

1.	NAME OF REPORTING PERSON CBD Energy Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,666,667
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,666,667
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Introductory Note:

This Amendment No. 2 amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by CBD Energy Limited, a corporation organized under the laws of Australia (the “Reporting Person”), on January 9, 2012, as amended and supplemented by the Schedule 13D/A filed on February 17, 2012, (“Amended Schedule 13D”), to the extent specifically set forth below.  Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.       Purpose of Transaction.

Item 4 of the Amended Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

Pursuant to and subject to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 7, 2012, the Issuer, the Reporting Person, and CBD-WS Merger Sub, Inc., a Delaware corporation and a wholly~~-~~ owned subsidiary of the Reporting Person (“Merger Sub”), Merger Sub will be merged with and into the Issuer (such merger, the “Merger”). At the effective time of the Merger, each issued and outstanding share of Common Stock of the Issuer will be converted into the right to receive a number of shares of common stock of the Reporting Person (the “CBD Common Shares”) that is based upon an exchange ratio determined as provided in the Merger Agreement (the “Exchange Ratio”), and each issued and outstanding share of Series B preferred stock of the Issuer (the “Issuer Series B Preferred Stock”) will be converted into the right to receive one share of Series A Preferred Shares of the Reporting Person (such class of shares, the “CBD Series A Preferred Stock”), with rights as set forth in Exhibit E to the Merger Agreement.  The CBD Series A Preferred Stock will have generally comparable rights, liquidation preferences and conversion terms as are currently applicable with respect to the Issuer Series B Preferred Stock, and will be convertible into CBD Common Shares based on, among other things, the Exchange Ratio and on the conversion price of the Issuer Series B Preferred Stock, as adjusted through the effective time of the Merger.  In addition, unless previously cancelled, exchanged or terminated, any stock options and warrants to purchase Common Stock outstanding at the effective time of the Merger will remain outstanding following the Merger and will thereafter be exercisable for CBD Common Shares, in accordance with their terms.

As of the signing date of the Merger Agreement, the Exchange Ratio represented approximately 3.7 CBD Common Shares for each share of Common Stock.  On an as-converted basis, the holders of Common Stock and Issuer Series B Preferred Stock would collectively hold approximately 15% of the outstanding CBD Common Shares, calculated as if the Merger was consummated on the signing date. The Merger will not qualify as a “tax free reorganization” for U.S. federal income tax purposes.  The Reporting Person plans to apply for listing on the Nasdaq Stock Market, with listing to be effective on or before consummation of the Merger.

Completion of the Merger is subject to customary conditions, including (i) the adoption of the Merger Agreement by the required vote of the holders of outstanding Common Stock, (ii) the Securities and Exchange Commission (the “SEC”) having declared effective a registration statement registering the CBD Common Shares under the Securities Act of 1933, as amended, (iii) the approval and adoption by the holders of outstanding CBD Common Shares of the Merger Agreement and the issuance of additional CBD Common Shares as consideration in the Merger, and (iv) the approval by the Australian Securities Exchange (the “ASX”) and the holders of outstanding CBD Common Shares of the delisting of the CBD Common Shares from the ASX.

The Merger Agreement contains, among other things, representations, warranties and covenants of the parties customary for transactions of this type. Subject to certain exceptions, the Issuer has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Issuer, and has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of the Issuer’s Board of Directors. The Merger Agreement also contains customary termination provisions for the Issuer and the Reporting Person, and provides that, in connection with termination of the Merger Agreement under specified circumstances, generally involving competing transactions or a change in the recommendation of the Issuer’s Board of Directors in favor of the Merger, the Issuer may be required to pay the Reporting Person a termination fee equal to the greater of (i) $500,000 and (ii) the amount of expenses that the Reporting Person has incurred in connection with the Merger, including legal and financial advisor fees.  In addition, failure of the Issuer stockholders to approve and adopt the Merger Agreement at a meeting of stockholders may require the Issuer to pay the Reporting Person the same termination fee. Additionally, the Issuer is required to pay the Reporting Person a fee of $350,000 if the Reporting Person terminates the Merger Agreement under certain circumstances.

Under the terms of the Merger Agreement, during the period between the signing of the Merger Agreement and the closing of the Merger, the Issuer has agreed to continue to carry on its business in the ordinary course, and to manage its business in accordance with an interim operating plan mutually agreed upon between the Issuer and the Reporting Person.  The Reporting Person has appointed a liaison officer to assist in the management of the business of the Issuer until the closing of the Merger, and the Reporting Person has agreed to provide capital funding support to the Issuer if necessary, and subject to conditions and limitations as provided in the Merger Agreement.

In conjunction with the execution of the Merger Agreement, the holders of the outstanding Issuer Series B Preferred Stock entered into Waiver and Agreements (the “Waiver and Agreements”) in substantially the form attached as Exhibit D to the Merger Agreement, with each of the Issuer and the Reporting Person.  Pursuant to the Waiver and Agreements, such holders agreed, among other things, to waive any appraisal rights they might have in connection with the Merger and certain of their rights arising under (a) the Certificate of Designation of Preferences, Rights and Limitations of the Issuer Series B Preferred Stock, including waiving (i) certain consent rights pertaining to the Merger Agreement and certain issuances of indebtedness by the Issuer, and (ii) certain redemption rights, and (b) Common Stock purchase warrants held by such holders.  The Waiver and Agreements also provide that each holder of Issuer Series B Preferred Stock party thereto shall not, directly or indirectly, transfer, sell, dispose of, offer, exchange, or assign or place a lien upon any of such holder’s Issuer Series B Preferred Stock or warrants to purchase Common Stock, subject to certain specified exceptions, or enter into any agreement or arrangement with any person, or take any other action, that violates or conflicts with the foregoing.

The Waiver and Agreements will terminate upon the earlier to occur of the following: (a) the termination of the Merger Agreement at a time when the Effective Time (as defined in the Merger Agreement) has not yet occurred and (b) May 7, 2013 if, on or prior to such time, the Effective Time has not occurred.

The information set forth in response to this Item 4 and the descriptions of the Merger Agreement and Waiver and Agreements set forth herein are qualified in their entirety by reference to the Merger Agreement and the form of the Waiver and Agreements, which are incorporated herein by reference as Exhibit D hereto.

Item 5.      Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is amended and restated in its entirety to read as follows:

(a)           Based on 18,801,593 shares of Common Stock outstanding as of May 7, 2012, the Reporting Person may be deemed to beneficially own 1,666,667 shares of Common Stock.  Such ownership represents 8.9% of the issued and outstanding shares of Common Stock. To the knowledge of the Reporting Person, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I that are associated with the Reporting Person.

(b)           Number of shares of Common Stock as to which the Reporting Person has:

(i)           sole power to vote or to direct the vote: 1,666,667

(ii)           shared power to vote or to direct the vote: 0

(iii)           sole power to dispose or to direct the disposition of:  1,666,667

(iv)           shared power to dispose or direct the disposition of:  0

(c)           Other than reported in this Amended Schedule 13D, no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Person or any of the persons named on Schedule I associated with the Reporting Person.

(d)-(e)           Not applicable.

Item 7.       Material to be Filed as Exhibits

Exhibit D –
Agreement and Plan of Merger, dated as of May 7, 2012, by and among Westinghouse Solar, Inc.,  CBD Energy Limited and CBD-WS Merger Sub, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by Westinghouse Solar, Inc. on May 9, 2012).

Exhibit E –	Press Release, dated May 9, 2012 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by Westinghouse Solar, Inc. on May 9, 2012).

Forward-Looking And Cautionary Statements – Safe Harbor

This communication contains forward-looking statements, including with respect to the implementation and effects of a proposed merger between the Reporting Person and the Issuer. Statements made in this communication that are not historical in nature, including those related to future benefits and synergies of the proposed merger, financial standing, cost and supply chain improvements, competitive advantages, international distribution opportunities, growth and profitability, constitute forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “expects,” “projects,” “plans,” “will,” “may,” “anticipates,” believes,” “should,” “intends,” “estimates,” and other words of similar meaning. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. These statements are subject to risks and uncertainties that cannot be predicted or quantified, and the Reporting Person and the Issuer caution that actual results may differ materially from those expressed or implied by such forward-looking statements. These statements are subject to the following risks and uncertainties: difficulties, delays, unexpected costs or the inability to consummate the proposed merger between the Reporting Person and the Issuer and other transactions referred to in this communication and those described in the documents that the Issuer files with the U.S. Securities and Exchange Commission, or the SEC, as well as risks associated with the inherent uncertainty of future financial results, additional capital financing requirements, and development of new products by the Reporting Person and the Issuer or their respective competitors. All forward-looking statements included in this communication are made as of the date of this communication, and neither the Reporting Person and the Issuer assumes any obligation to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Additional Information That Will Become Available

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the Reporting Person, the Issuer and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person.

This communication is being made in respect of a proposed merger involving the Reporting Person and the Issuer. In connection with the proposed merger, the Reporting Person and the Issuer will file with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus, and each of the Reporting Person and the Issuer may file with the SEC other documents regarding the proposed merger. The Reporting Person will provide disclosure and arrange for solicitation of the votes of its shareholders in accordance with Australian regulations. Such documents are not currently available. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION ON FORM F-4 CONTAINING A PROXY STATEMENT/PROSPECTUS AND OTHER FILED DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2012	CBD Energy Limited

	By:	/s/ Gerry McGowan
	Name:	Gerry McGowan
	Title:	Managing Director